

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 17, 2017

George A. Makris, Jr.
Chairman and Chief Executive Officer
Simmons First National Corporation
501 Main Street
Pine Bluff, AR 71601

> **Re: Simmons First National Corporation**
> **Registration Statement on Form S-4**
> **Filed July 25, 2017**
> **File No. 333-219438**

Dear Mr. Makris:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that the parties each provided projections to the financial advisor for another party. For example only, on page 89 you disclose that the financial advisor for OKSB, KBW, received certain projections from Simmons' management, including long-term growth rates. Similarly, on page 128 you disclose that the financial advisor for Simmons, Mercer, reviewed "multi-year financial projections for First Texas as prepared by First Texas management." Please disclose all material projections provided by each party to another party's financial advisor.

Prospectus Cover Page

2.   Please revise to disclose that each of the OKSB merger and the First Texas merger is subject to a floor price, triggering OKSB's and First Texas' termination right, respectively, as described on page 163. Please also revise to disclose that, if either of OKSB or First Texas exercises its right to terminate its respective merger agreement, Simmons may prevent termination by increasing the cash consideration per share.

Simmons Increase in Number of Directors, page 166

3.   Please file the consents of Messrs. Teubner and Purvis as exhibits with your next pre-effective amendment, given their appointments to the board of directors of Simmons in connection with the OKSB merger and the First Texas merger, respectively. Refer to Securities Act Rule 438.

Exhibits 8.1 and 8.2 – Opinions of Covington & Burling LLP

4.   We note that the tax opinions filed as Exhibits 8.1 and 8.2 are in short-form, as contemplated by Section III.B of Staff Legal Bulletin No. 19. Accordingly, please revise your tax disclosure to remove any implication that the tax consequences of the merger transactions are uncertain (i.e., the statement at the bottom of page 168 that the parties "intend for each merger to qualify as a 'reorganization' for U.S. federal income tax purposes") and instead provide a firm conclusion regarding the material tax consequences to investors. Alternatively, please have counsel revise to provide long-form opinions.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3391 with any questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Patrick A. Burrow, Esq.
       Michael P. Reed, Esq.